Exhibit 99.1

Guardforce AI Announces Full Year 2021 Earnings Release and Conference Call

NEW YORK, March 17, 2022 -- Guardforce AI Co., Limited (“Guardforce AI” or “Company”) (Nasdaq: GFAI, GFAIW), an integrated security solutions provider, announced today it plans to release full year 2021 financial results after the close of regular market trading on Wednesday, March 30, 2022. A conference call will follow at 8:30 a.m. Eastern Time on Thursday, March 31, 2022.

Conference Call & Webcast Details

Date:	Thursday, March 31, 2022
Time:	8:30 a.m. Eastern time
Dial-in:	1-877-423-9813
International Dial-in:	1-201-689-8573
Conference Code:	13727973
Webcast:	Guardforce AI Earnings Call

The conference call replay will be available via webcast through Guardforce AI’s Investor website at ir.guardforceai.com until Thursday April 28, 2022.

About Guardforce AI Co., Ltd.

Guardforce AI Co. Ltd. (Nasdaq: GFAI, GFAIW) is a global integrated security solutions provider that is focused on developing robotic solutions and information security services that complement its well-established secured logistics business. With more than 40 years of professional experience, Guardforce AI is a trusted brand name that protects and transports the high-value assets belonging to public and private sector organizations. Guardforce AI develops and provides innovative technologies and services that enhance safety and protection.

For more information, visit www.guardforceai.com

Forward Looking Statements

This press release contains statements that do not relate to historical facts but are “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can generally (although not always) be identified by their use of terms and phrases such as anticipate, appear, believe, continue, could, estimate, expect, indicate, intend, may, plan, possible, predict, project, pursue, will, would and other similar terms and phrases, as well as the use of the future tense. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on current beliefs, expectations and assumptions regarding the future of the business of the Company, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control, including the risks described in our registration statements and reports under the heading “Risk Factors” as filed with the SEC. Actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Forward-looking statements in this press release speak only as of the date hereof. Unless otherwise required by law, we undertake no obligation to publicly update or revise these forward-looking statements, whether because of new information, future events or otherwise.

Media Relations

Patrick Yu

Email: patrick.yu@fleishman.com

Phone: (+852) 2586-7877

Investor Relations

Shannon Devine
Email: GFAI@mzgroup.us

Phone: +1 203-741-8811

Guardforce AI Corporate Communications

Hu Yu

Email : yu.hu@guardforceai.com